UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 11, 2017

Mirna Therapeutics, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-37566	26-1824804
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

1250 South Capital of Texas Highway

Austin, TX 78746

(Address of principal executive offices, including Zip Code)

Registrant’s telephone number, including area code: (512) 901-0950

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒     Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐      Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐      Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐      Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

☒ Emerging growth company

☒ If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Item 1.01      Entry into a Material Definitive Agreement.

CPRIT Agreements

On May 11, 2017, Mirna Therapeutics, Inc., a Delaware corporation (“Mirna”), entered into a letter agreement (the “Letter Agreement”) with the Cancer Prevention and Research Institute of Texas (“CPRIT”) related to that certain Cancer Research Grant Contract, effective as of August 1, 2010, by and between Mirna and CPRIT (the “2010 Contract”) and that certain Cancer Research Grant Contract, effective as of June 1, 2014, by and between Mirna and CPRIT (the “2014 Contract”). On May 11, 2017, Mirna and CPRIT entered into an attachment (the “2010 Amendment”) to amend the 2010 Contract. Under the 2010 Contract, Mirna previously agreed to repay grant proceeds to CPRIT under certain circumstances following the term of the 2010 Contract.  Pursuant to the Letter Agreement and the 2010 Amendment, Mirna has agreed to repay CPRIT $5 million within five business days of May 11, 2017 as consideration for the termination of certain grant repayment and other obligations under the 2010 Contract, among other changes to the 2010 Contract.

The foregoing descriptions of the Letter Agreement and the 2010 Amendment are not complete and are qualified in their entirety by reference to the full text of the Letter Agreement and the 2010 Amendment, respectively, which will be filed as exhibits to Mirna’s Quarterly Report on Form 10-Q for the quarterly period ending June 30, 2017.

Agreement and Plan of Merger

On May 15, 2017, Mirna, Meerkat Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Mirna (“Merger Sub”), and Synlogic, Inc., a Delaware corporation (“Synlogic”), entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Synlogic, with Synlogic continuing as a wholly owned subsidiary of Mirna and the surviving corporation of the merger (the “Merger”).  The Merger is intended to qualify for federal income tax purposes as a tax-free reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended.

Subject to the terms and conditions of the Merger Agreement, at the closing of the Merger, (a) each outstanding share of Synlogic common stock and Synlogic preferred stock will be converted into the right to receive a number of shares of Mirna’s common stock (“Mirna Common Stock”) equal to the exchange ratio described below; and (b) each outstanding Synlogic stock option that has not previously been exercised prior to the closing of the Merger will be assumed by Mirna.

Under the exchange ratio formula in the Merger Agreement, as of immediately after the Merger, the former Synlogic securityholders are expected to own approximately 83.18% of the outstanding shares of Mirna Common Stock on a fully-diluted basis and securityholders of Mirna as of immediately prior to the Merger are expected to own approximately 16.82% of the outstanding shares of Mirna Common Stock on a fully-diluted basis.  The exchange ratio will be adjusted to the extent that Mirna’s net cash at closing is greater than or less than $40 million, as described further in the Merger Agreement.

Consummation of the Merger is subject to certain closing conditions, including, among other things, approval by the stockholders of Mirna and Synlogic, and Mirna’s satisfaction of a minimum net cash threshold of $33.5 million at closing.  In accordance with the terms of the Merger Agreement, (i) certain executive officers, directors and stockholders of Synlogic (solely in their respective capacities as Synlogic stockholders) holding approximately 79% of the outstanding Synlogic capital stock (giving effect to Synlogic’s recent Series C financing) have entered into support agreements with Mirna to vote all of their shares of Synlogic capital stock in favor of adoption of the Merger Agreement (the “Synlogic Support Agreements”) and (ii) certain executive officers, directors and stockholders of Mirna (solely in their respective capacities as Mirna stockholders) holding approximately 32% of the outstanding Mirna common stock have entered into support agreements with Synlogic to vote all of their shares of Mirna common stock in favor of approval of the Merger Agreement (the “Mirna Support Agreements,” together with the Synlogic Support Agreements, the “Support Agreements”).  The Support Agreements include covenants with respect to the voting of such shares in favor of approving the transactions contemplated by the Merger Agreement and against any competing acquisition proposals and place certain restrictions on the transfer of the shares of Mirna and Synlogic held by the respective signatories thereto.

Concurrently with the execution of the Merger Agreement, certain officers, directors and stockholders of Mirna holding approximately 32% of the outstanding Mirna common stock and certain officers, directors and stockholders of Synlogic holding approximately 84% of the Synlogic capital stock (giving effect to Synlogic’s recent Series C financing) have entered into lock-up agreements (the “Lock-Up Agreements”) pursuant to which they accepted certain restrictions on transfers of shares of Mirna Common Stock for the 180-day period following the closing of the Merger.

The Merger Agreement contains certain termination rights for both Mirna and Synlogic, and further provides that, upon termination of the Merger Agreement under specified circumstances, either party may be required to pay the other party a termination fee of $2.0 million, or in some circumstances reimburse the other party’s expenses up to a maximum of $1.0 million.

At the effective time of the Merger, the Board of Directors of Mirna is expected to consist of seven members, five of whom will be designated by Synlogic and two of whom will be designated by Mirna.

The preceding summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, the form of Synlogic Support Agreement, the form of Mirna Support Agreement and the form of Lock-Up Agreement, which are filed as Exhibits 2.1, 2.2, 2.3 and 2.4, respectively, and which are incorporated herein by reference.  The Merger Agreement has been attached as an exhibit to this Current Report on Form 8-K to provide investors and securityholders with information regarding its terms. It is not intended to provide any other factual information about Synlogic or Mirna or to modify or supplement any factual disclosures about Mirna in its public reports filed with the Securities and Exchange Commission (the “SEC”). The Merger Agreement includes representations, warranties and covenants of Synlogic and Mirna made solely for the purpose of the Merger Agreement and solely for the benefit of the parties thereto in connection with the negotiated terms of the Merger Agreement. Investors should not rely on the representations, warranties and covenants in the Merger Agreement or any descriptions thereof as characterizations of the actual state of facts or conditions of Synlogic, Mirna or any of their respective affiliates. Moreover, certain of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to SEC filings or may have been used for purposes of allocating risk among the parties to the Merger Agreement, rather than establishing matters of fact.

Forward-Looking Statements

This communication contains “forward-looking statements” that involve substantial risks and uncertainties for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this communication regarding strategy, future operations, future financial position, future revenue, projected expenses, prospects, plans and objectives of management are forward-looking statements.  In addition, when or if used in this communication, the words “may,” “could,” “should,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “predict” and similar expressions and their variants, as they relate to Mirna, Synlogic or the management of either company, before or after the aforementioned merger, may identify forward-looking statements. Examples of forward-looking statements include, but are not limited to, statements relating to the timing and completion of the proposed merger; Mirna’s continued listing on the NASDAQ Global Market until closing of the proposed merger; the combined company’s listing on the NASDAQ Global Market after closing of the proposed merger; expectations regarding the capitalization, resources and ownership structure of the combined company; the approach Synlogic is taking to discover and develop novel therapeutics using synthetic biology; the adequacy of the combined company’s capital to support its future operations and its ability to successfully initiate and complete clinical trials; the nature, strategy and focus of the combined company; the difficulty in predicting the time and cost of development of Synlogic’s product candidates; the executive and board structure of the combined company; and expectations regarding voting by Mirna’s and Synlogic’s stockholders. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: the risk that the conditions to the closing of the transaction are not satisfied, including the failure to timely or at all obtain stockholder approval for the transaction; uncertainties as to the timing of the consummation of the transaction and the ability of each of Mirna and Synlogic to consummate the transaction; risks related to Mirna’s ability to correctly estimate its operating expenses and its expenses associated with the transaction; the ability of Mirna or Synlogic to protect their respective intellectual property rights; unexpected costs, charges or expenses resulting from the transaction; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; and legislative, regulatory, political and economic developments. The foregoing review of important factors that could cause actual events to differ from expectations should not be construed as exhaustive and should be read in conjunction with statements that are included herein and elsewhere, including the risk factors included in Mirna’s Quarterly Report on Form 10-Q filed with the SEC on May 9, 2017. Mirna can give no assurance that the conditions to the transaction will be satisfied. Except as required by applicable law, Mirna undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Important Additional Information Will be Filed with the SEC

In connection with the proposed transaction between Mirna and Synlogic, Mirna intends to file relevant materials with the SEC, including a registration statement that will contain a proxy statement and prospectus. MIRNA URGES INVESTORS AND STOCKHOLDERS TO READ THESE MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MIRNA, THE PROPOSED TRANSACTION AND RELATED MATTERS.  Investors and shareholders will be able to obtain free copies of the proxy statement, prospectus and other documents filed by Mirna with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov.  In addition, investors and stockholders will be able to obtain free copies of the proxy statement, prospectus and other documents filed by Mirna with the SEC by contacting Investor Relations by mail at Attn: Investor Relations, PO Box 163387, Austin, TX 78716.  Investors and stockholders are urged to read the proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.

Participants in the Solicitation

Mirna and Synlogic, and each of their respective directors and executive officers and certain of their other members of management and employees, may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Mirna’s directors and executive officers is included in Mirna’s Annual Report on Form 10-K for the year ended December 31, 2016, filed with the SEC on March 15, 2017.  Additional information regarding these persons and their interests in the transaction will be included in the proxy statement relating to the transaction when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated below.

Item 1.02      Termination of a Material Definitive Agreement.

On May 11, 2017, Mirna and CPRIT entered into an attachment (the “2014 Amendment”) to the 2014 Contract. Pursuant to the Letter Agreement and 2014 Amendment, Mirna and CPRIT have agreed to terminate the 2014 Contract effective as of May 11, 2017.

The foregoing description of the 2014 Attachment is not complete and is qualified in its entirety by reference to the full text of the 2014 Amendment, which will be filed as an exhibit to Mirna’s Quarterly Report on Form 10-Q for the quarterly period ending June 30, 2017.

Item 7.01      Regulation FD Disclosure.

Mirna and Synlogic will host a joint conference call on May 16, 2017 at 8:30 a.m. Eastern Time to discuss the proposed Merger.  A live audio webcast of the management presentation will be available at investor.mirnarx.com.  Alternatively, callers may listen to the conference call by phone by dialing +1-844-815-2882 (U.S.) or + 1-213-660-0926.  The conference ID number is 22587340.  The webcast will be archived on Mirna’s website for at least 30 days.

By filing the information in this Item 7.01 of this Current Report on Form 8-K, Mirna makes no admission as to the materiality of any information in this report.  The information contained herein is intended to be considered in the context of Mirna’s filings with the SEC and other public announcements that Mirna makes, by press release or otherwise, from time to time.  Mirna undertakes no duty or obligation to publicly update or revise the information contained in this report, although it may do so from time to time as its management believes is appropriate.  Any such updating may be made through the filing of other reports or documents with the SEC, through press releases or through other public disclosure.

Item 8.01      Other Events.

Attached as Exhibit 99.1 is a copy of the joint press release issued by Mirna and Synlogic on May 16, 2017 announcing the execution of the Merger Agreement.

On May 16, 2017, a representative of Synlogic sent an email to Synlogic’s vendors, business partners and industry contacts announcing the Merger Agreement. A copy of the email is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 9.01      Financial Statements and Exhibits.

(d) Exhibits.

Reference is made to the Exhibit Index included with this Current Report on Form 8-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2017	MIRNA THERAPEUTICS, INC.

By:
/s/ Paul Lammers
		Name:	Paul Lammers, M.D., M.Sc.
		Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

2.1*	Agreement and Plan of Merger, dated as of May 15, 2017, by and among Mirna Therapeutics, Inc., Meerkat Merger Sub, Inc. and Synlogic, Inc.

2.2	Form of Support Agreement, by and between Mirna Therapeutics, Inc. and certain securityholders of Synlogic, Inc.

2.3	Form of Support Agreement, by and between Synlogic, Inc. and certain securityholders of Mirna Therapeutics, Inc.

2.4	Form of Lock-Up Agreement, by and between Mirna Therapeutics, Inc. and certain securityholders of Mirna Therapeutics, Inc. and Synlogic, Inc.

99.1	Joint Press Release issued May 16, 2017 by Mirna Therapeutics, Inc. and Synlogic, Inc.

99.2	Email to Synlogic, Inc. vendors, business partners and industry contacts, dated May 16, 2017.

*                      Certain schedules and exhibits to the Merger Agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K.  A copy of any omitted schedule and/or exhibit will be furnished to the Securities Exchange Commission upon request.